Filed Pursuant to Rule 433
Registration No. 333-233663

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the ARK Innovation ETF due November 17, 2022

Term Sheet to Preliminary Pricing Supplement dated April 29, 2021

Summary of Terms		Description of Terms
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)

•  Linked to the ARK Innovation ETF

•  Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to maturity upon the terms described below. Whether the securities pay a Contingent Coupon Payment, whether the securities are automatically called prior to maturity and, if they are not automatically called, whether you are repaid the principal amount of your securities at maturity will depend in each case on the Fund Closing Price of the Fund on the relevant Valuation Date.

•  Contingent Coupon Payments. The securities will pay a Contingent Coupon Payment on a quarterly basis until the earlier of maturity or automatic call if, and only if, the Fund Closing Price of the Fund on the Coupon Determination Date for that quarter is greater than or equal to the Coupon Threshold Price. However, if the Fund Closing Price of the Fund on a Coupon Determination Date is less than the Coupon Threshold Price, you will not receive any Contingent Coupon Payment for the relevant quarter. The Coupon Threshold Price is equal to 65% of the Initial Price. The Contingent Coupon Rate will be determined on the Pricing Date and will be within the range of 10.00% to 12.00% per annum

•   Automatic Call. If the Fund Closing Price of the Fund on any Call Observation Date is greater than or equal to the Initial Price, the securities will be automatically called for the principal amount plus a final Contingent Coupon Payment

•  Potential Loss of Principal. If the securities are not automatically called prior to maturity, you will receive the principal amount at maturity if, and only if, the Final Price is greater than or equal to the Downside Threshold Price. If the Final Price is less than the Downside Threshold Price, you will lose more than 35%, and possibly all, of the principal amount of your securities. The Downside Threshold Price is equal to 65% of the Initial Price

•  If the securities are not automatically called prior to maturity, you will have full downside exposure to the Fund from the Initial Price if the Final Price is less than the Downside Threshold Price, but you will not participate in any appreciation of the Fund and will not receive any dividends on the shares of the Fund or any securities held by the Fund

•  The Fund is actively managed and is subject to additional risks. Unlike a passively managed fund, an actively managed fund does not attempt to track an index or other benchmark, and the investment decisions for an actively managed fund are instead made by its investment adviser

•   All payments on the securities are subject to the credit risk of CIBC, and you will have no ability to pursue the shares of the Fund or any securities held by the Fund for payment; if CIBC defaults on its obligations, you could lose all or some of your investment

•  No exchange listing; designed to be held to maturity or earlier automatic call

Term	Approximately 1.5 years (unless earlier called)
Reference Asset	The ARK Innovation ETF (Bloomberg ticker symbol “ARKK”) (the “Fund”)
Principal Amount (Original Offering Price)	$1,000 per security (100% of par)
Pricing Date	May 14, 2021*
Issue Date	May 19, 2021*
Final Valuation Date	November 14, 2022*
Stated Maturity Date	November 17, 2022*
Contingent Coupon Payments	See “How Contingent Coupon Payments Are Calculated” on page 2
Contingent Coupon Rate	10.00% to 12.00% per annum, to be determined on the Pricing Date
Coupon Threshold Price	65% of the Initial Price
Coupon Determination Dates	Quarterly, on the 14th of each February, May, August and November, commencing August 2021 and ending on the Final Valuation Date*, each subject to postponement
Automatic Call	See “How to Determine if the Securities Will Be Automatically Called” on page 2
Call Observation Dates	Quarterly, the Coupon Determination Dates beginning November 2021 and ending August 2022* (together with the Coupon Determination Dates, the “Valuation Dates”)
Payment at Maturity	See “How the Payment at Maturity Is Calculated” on page 2
Downside Threshold Price	65% of the Initial Price
Initial Price	The Fund Closing Price of the Fund on the Pricing Date
Final Price	The Fund Closing Price of the Fund on the Final Valuation Date
Calculation Agent	CIBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Underwriting Discount and Other Fees	Up to 2.00%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.00% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	13605W3R0 / US13605W3R02
*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Valuation Dates, the Stated Maturity Date and other dates may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same

The Issuer’s estimated value of the securities on the Pricing Date, based on the Issuer’s internal pricing models, is expected to be at least $928.20 per security but less than the principal amount. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-9 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities. If the terms described in the preliminary pricing supplement are inconsistent with those described herein, the terms described in the preliminary pricing supplement will control.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY

How Contingent Coupon Payments Are Calculated

On each Coupon Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the Fund Closing Price of the Fund on the related Coupon Determination Date is greater than or equal to the Coupon Threshold Price.

If the Fund Closing Price on any Coupon Determination Date is less than the Coupon Threshold Price, you will not receive any Contingent Coupon Payment on the related Coupon Payment Date. If the Fund Closing Price is less than the Coupon Threshold Price on all quarterly Coupon Determination Dates, you will not receive any Contingent Coupon Payments over the term of the securities.

Each quarterly Contingent Coupon Payment, if any, will be calculated per security as follows:

($1,000 × Contingent Coupon Rate) / 4

The Contingent Coupon Rate will be determined on the Pricing Date and will be within the range of 10.00% to 12.00% per annum. Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.

How To Determine If The Securities Will Be Automatically Called

If the Fund Closing Price of the Fund on any Call Observation Date is greater than or equal to the Initial Price, the securities will be automatically called, and on the related Call Payment Date you will be entitled to receive a cash payment per security equal to the principal amount per security plus a final Contingent Coupon Payment. The first Call Observation Date is approximately six months after the Issue Date. If the securities are automatically called, they will cease to be outstanding on the related Call Payment Date and you will have no further rights under the securities after such Call Payment Date.

How The Payment at Maturity Is Calculated

If the securities are not automatically called prior to maturity, you will receive at maturity a cash payment per security equal to the Payment at Maturity (in addition to the final Contingent Coupon Payment, if any). The Payment at Maturity per security will equal:

•	If the Final Price is greater than or equal to the Downside Threshold Price: $1,000; or

•	If the Final Price is less than the Downside Threshold Price:

If the securities are not automatically called prior to maturity and the Final Price is less than the Downside Threshold Price, you will lose more than 35%, and possibly all, of the principal amount of your securities at maturity.

Any return on the securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of the Fund, but you will have full downside exposure to the Fund on the Final Valuation Date if the securities are not automatically called prior to maturity and the Final Price is less than the Downside Threshold Price.

Hypothetical Payout Profile

The profile to the right illustrates the potential Payment at Maturity on the securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Fund on the Final Valuation Date from the Initial Price to the Final Price, assuming the securities have not been automatically called prior to maturity.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Final Price, whether the securities are automatically called prior to maturity, and whether you hold your securities to maturity.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to maturity, you will receive the principal amount of your securities plus a final Contingent Coupon Payment on the Call Payment Date. In the event the securities are automatically called, your total return on the securities will equal the return represented by any Contingent Coupon Payments received prior to the Call Payment Date and a final Contingent Coupon Payment received on the Call Payment Date.

If the securities are not automatically called:

If the securities are not automatically called prior to maturity, the following table illustrates, for a range of hypothetical percentage change from the hypothetical Initial Price to the hypothetical Final Price, the hypothetical Payment at Maturity payable at maturity per security (excluding the final Contingent Coupon Payment, if any).

Hypothetical Percentage Change From the Hypothetical Initial Price to the Hypothetical Final Price	Hypothetical Payment at Maturity Per Security
100.00%	$1,000.00
50.00%	$1,000.00
25.00%	$1,000.00
0.00%	$1,000.00
-20.00%	$1,000.00
-35.00%	$1,000.00
-36.00%	$640.00
-50.00%	$500.00
-60.00%	$400.00
-75.00%	$250.00
-100.00%	$0.00

The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the Payment at Maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the securities. Each security has a principal amount of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to maturity, the actual amount you will receive at maturity will depend on the actual Final Price.

For historical data regarding the Fund Closing Prices, see the historical information set forth under the sections titled “The Fund” in the accompanying preliminary pricing supplement.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

•	If The Securities Are Not Automatically Called Prior To Maturity, You May Lose Some Or All Of The Principal Amount Of Your Securities At Maturity.

•	The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Quarterly Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.

•	You May Be Fully Exposed To The Decline In The Fund From The Initial Price, But Will Not Participate In Any Positive Performance Of The Fund, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.

•	Higher Contingent Coupon Rates Are Associated With Greater Risk.

•	You Will Be Subject To Reinvestment Risk.

•	A Coupon Payment Date, A Call Payment Date And The Stated Maturity Date Will Be Postponed If A Valuation Date Is Postponed.

Risk Relating To The Credit Risk Of CIBC

•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

Risks Relating To The Value Of The Securities And Any Secondary Market

•	Our Estimated Value Of The Securities Will Be Lower Than The Original Offering Price Of The Securities.

•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•	Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•	The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	The Value Of The Securities Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Fund

•	An Investment In The Securities Is Subject To Risks Associated With Actively Managed Funds.

•	An Investment In The Securities Is Subject To Risks Associated With Disruptive Innovation Companies.

•	An Investment In The Securities Is Subject To Risks Associated With Mid-Size, Small And Micro-Capitalization Stocks

•	An Investment In The Securities Is Subject To Risks Associated With Foreign Securities.

•	The Securities Are Subject To Emerging Markets Risk.

•	The Securities Are Subject To Currency Exchange Risk.

•	Recent Executive Orders May Adversely Affect The Performance Of The Fund.

•	Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•	The Performance Of The Fund May Not Correlate With The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.

Risks Relating To Conflicts Of Interest

•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

o	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the price of the Fund.

o	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by the Fund may adversely affect the price of the Fund.

o	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the price of the Fund.

o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or any fee, creating a further incentive for the participating dealer to sell the securities to you.

Risks Relating To Tax

•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not Suitable For All Investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. CIBC, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult Your Tax Advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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